Exhibit 99.1

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

7th Floor, Building C, No. 1010 Anling Road,

Huli District, Xiamen, China 361009

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on August 31, 2020 (Local Time)
(or any adjournment or postponement thereof)

To the Shareholders of
Blue Hat Interactive Entertainment Technology

Notice is hereby given that the Extraordinary General Meeting of the Shareholders of Blue Hat Interactive Entertainment Technology (the “Company”) will be held on August 31, 2020 at 9:00 a.m. local time (i.e., 9:00 p.m. August 30, 2020, E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and at any adjourned or postponement thereof. The Extraordinary General Meeting is called for the following purposes:

1.	To consider and vote upon a proposal to increase the authorized share capital of the Company from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 50,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares; and

2.	To consider and take action upon such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on August 11, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Extraordinary General Meeting may be examined at the Company’s offices during the 10-day period preceding the Extraordinary General Meeting.

Holders of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon on the day of the Extraordinary General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. You may obtain directions to the meeting by calling our offices at + 86-592-228-0081. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

By Order of the Board of Directors,
/s/ Xiaodong Chen
Xiaodong Chen
Chairman of the Board Xiamen, August 14, 2020

1

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote, by marking your proxy card.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

2

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on August 31, 2020
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Blue Hat Interactive Entertainment Technology (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 on August 31, 2020, at 9:00 a.m. local time (i.e., 9:00 p.m. August 30, 2020, E.T.) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at + 86-592-228-0081.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about August 17, 2020.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Extraordinary General Meeting, this proxy statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. If you hold your shares in street name and wish to vote your shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

3

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?
A.

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on August 11, 2020 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”) on the item of business outlined in the Notice of Extraordinary General Meeting of Shareholders (the “Meeting Notice”).

	Q.	Why am I receiving these materials?
A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting.  You are invited to attend the Extraordinary General Meeting to vote on the proposal described in this proxy statement.  However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about August 17, 2020 to all shareholders entitled to vote at the Extraordinary General Meeting.

4

Q.	Who may vote and how many votes my I cast?
A.	Only shareholders on the Record Date, August 11, 2020, will be entitled to vote at the Extraordinary General Meeting. On the Record Date, there were 35,141,114 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?
A.	You are being asked to vote to on the following matters:

•	To consider and vote upon a proposal to increase the number of ordinary shares that the Company is authorized to issue from 50,000,000 to 100,000,000;

•	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

If an item properly comes up for vote at the Extraordinary General Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

5

Q.	How do I vote?
A.	You may vote “For” or “Against” the proposal to increase the number of ordinary shares that the Company is authorized to issue from 50,000,000 to 100,000,000, or “Abstain” from voting on such proposal. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Extraordinary General Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EDT on the day of the Extraordinary General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The amendment to effect the increase in share capital is a non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

6

Q.	How does the Board recommend I vote?
A.	Our Board of Directors recommends that you vote:

•	FOR approval of the proposal to increase the number of ordinary shares that the Company is authorized to issue from 50,000,000 to 100,000,000.

Q.	What if I change my mind after I vote via proxy?
A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Extraordinary General Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Extraordinary General Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?
A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?
A.	For us to hold a valid Extraordinary General Meeting, we must have a quorum, which means that not less than one-third of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Extraordinary General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Extraordinary General Meeting if you:

7

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On August 11, 2020, the record date, there were 35,141,114 ordinary shares outstanding. Therefore, at least 11,713,705 shares need to be present in person or by proxy at the Extraordinary General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?
A.	The proposal to increase the number of ordinary shares that the Company is authorized to issue from 50,000,000 to 100,000,000 will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?
A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?
A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://www.bluehatgroup.com/. The principal executive office of the Company is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. The mailing address of the principal executive office is 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. The telephone number for the Company is + 86-592-228-0081.

8

PROPOSAL TO INCREASE AUTHORIZED SHARES

General

Company proposes as an ordinary resolution:

That the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 50,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

The Reasons for the Increase in Authorized Shares

As previously disclosed in Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2020, on July 8, 2020, the Company and two accredited institutional investors entered into a Securities Purchase Agreement (the “SPA”) to sell senior secured convertible notes to such investors (the “Convertible Notes”). Pursuant to the SPA, the Company has agreed to hold a shareholder meeting to approve resolutions authorizing an increase in the Company’s authorized ordinary shares from 50,000,000 to 100,000,000 (the “Authorized Share Increase”).

In the judgment of the Company’s Board of Directors, the Authorized Share Increase is desirable so that, other than the reason described above, the Company’s Board of Directors has the flexibility to issue or reserve for issuance of ordinary shares for other corporate activities when the Company’s Board of Directors determines that it is in the Company’s best interests and the best interests of its shareholders to do so.

As of the record date, the Company had 35,141,114 ordinary shares outstanding. In addition, the Company had reserved 12,356,061 ordinary shares issuable upon conversion of the Convertible Notes, and 2,019,606 ordinary shares issuable upon the exercise of the outstanding warrants. Accordingly, only 483,219 ordinary shares are available for other issuance without the Authorized Share Increase. The Board of Directors approved, by unanimous written consent dated August 1, 2020, to increase the number of authorized shares of the ordinary shares from 50,000,000 to 100,000,000, subject to shareholder approval of the proposal.

Except as described herein, the Company has no other immediate definitive plans, understandings, agreements or commitments to issue additional shares of ordinary shares for any purpose. The Company believes that the availability of additional authorized but unissued shares of ordinary shares could be used in various corporate activities. For example, the shares could be utilized in connection with possible future public offerings of equity, financing and acquisition transactions, management incentives and employee benefit plans and other corporate purposes. The shares of ordinary shares would be available for issuance without further action of the shareholders unless such action is required by applicable law or the rules of any securities exchange or market on which the Company securities may be listed or quoted.

The Company has deemed it is in the best interest of itself and its shareholders to enter into the SPA and therefore is hereby seeking the shareholders’ approval to increase the number of ordinary shares that the Company is authorized to issue from 50,000,000 to 100,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE INCREASE IN AUTHORIZED SHARES.

9

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 11, 2020 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. Percentage ownership calculations are based on 35,141,114 ordinary shares outstanding as of August 11, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is +86-592-228-0081.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	37.25%
Prosper Hat Limited(2)	6,373,227	18.14%
Shaohong Holding Limited(3)	2,232,659	6.35%
Directors and Executive Officers:
Xiaodong Chen(4)	14,034,684	39.94%
Caifan He(5)	1,004,950	2.86%
Jianyong Cai(6)	-	-
Qinyi Fu	-	-
Jun Ouyang	-	-
Huibin Shen	-	-
Can Su	-	-
All current directors and executive officers as a group (7 persons)	15,039,634	42.80%

*	Less than 1%

10

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(3)	The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(4)	Includes the 13,089,153 ordinary shares held by Victory Hat Limited and the 945,531 ordinary shares held by Beautiful Scenery Limited, a British Virgin Islands company, with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, is the owner of Beautiful Scenery Limited. Juanjuan Cai holds the voting and dispositive power over the ordinary shares held by Beautiful Scenery Limited.

(5)	Represents the 1,004,950 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(6)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

11

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Business Conduct and Ethics is posted on our website at www.irbluehatgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

12

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Xiaodong Chen
Chairman of the Board

August 14, 2020

13

Annex A

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy

Click on Proxy Voter Login, and log-on using the below control number.

* SPECIMEN *

1 MAIN STREET

ANYWHERE PA 99999-9999

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and

return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope, or by Email.

Extraordinary General Meeting - BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

DETACH PROXY CARD HERE TO VOTE BY MAIL

To consider and vote upon a proposal to increase the authorized share capital of the Company from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 50,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

  VOTE FOR               VOTE AGAINST               VOTE ABSTAIN

Date                                               Signature                                      Signature, if held jointly

 _______________________                       ______________________                    _____________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check

the box at right and indicate your new address.

* SPECIMEN *                                                 AC:ACCT9999                            90.00

14

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

Extraordinary General Meeting of Shareholders

August 31, 2020

(9:00 a.m. Local Time, Xiamen, China)

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Blue Hat Interactive Entertainment Technology (the “Company”), revoking all prior proxies, hereby appoints Mr. Caifan He, with full power to act and with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote all ordinary shares of the Company, which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 on August 31, 2020, at 9:00 a.m. local time (i.e., 9:00 p.m. August 30, 2020, E.T.), and at any adjournment or postponement thereof. Each ordinary share is entitled to one vote. The proxy are further authorized to vote, in his discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL, AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on August 31, 2020 at 9:00 a.m. local time ☐

Please provide your email address if you wish to receive proxy materials via e-delivery for the shareholders meeting of the Company in the future: ________________________.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)

15